                                                TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD OPTIONS FIVE PROPERTIES IN COLOMBIA

Vancouver, BC, Canada – January 20, 2011– Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces the acquisition of five new properties through its Colombian subsidiary, Miranda Gold Colombia II Ltd. (“Miranda Gold Colombia”).  The Cajamarca, Ibague, Fresno, Santander and Anori projects are optioned from ExpoGold Colombia S.A. (“ExpoGold”) and are subject to the Association Agreement between Miranda and ExpoGold.

Miranda has the right to acquire 100% of each of the five concessions by issuing 10,000 shares of Miranda common stock and making initial payments of US$10,000 to ExpoGold per property. In total Miranda will grant, subject to the rules and approval of the TSX Venture Exchange, 50,000 common shares of Miranda and make payments of $50,000 to ExpoGold.  To maintain the options, payments and issuance of shares increase incrementally each subsequent anniversary year of each individual option agreement.

Miranda Gold Colombia will seek exploration funding partners for all five properties.   Cajamarca, Ibague and Fresno will be offered as a single project due to their proximity to one another, while Santander and Anori will be optioned as two separate projects.  The selection of these five properties concludes Miranda’s First Right of Refusal to option projects from the ExpoGold portfolio, as contained in the Association Agreement.

Project Details

Cajamarca, Ibague and Fresno

The Cajamarca, Ibague and Fresno projects together cover a total of 45.1 sq. mi. (116.9 sq. km.) and lie within the department of Tolima and Quindio.

The Cajamarca project is comprised of two applications and one license totaling 30.5 sq. mi (78.9 sq. km). The geologic setting at Cajamarca consists of meta-sediments that have been intruded by Tertiary and Cretaceous-age stocks.  Locally, the igneous stocks are both hydrothermally and tectonically altered. AngloGold Ashanti’s La Colosa gold porphyry discovery (13 million ounces) lies 6.2 mi (10 km) to the southeast of the main project area.  Southwest-trending structures thought to be important to the mineralization at La Colosa are projected through the southern Cajamarca concession.  Regional-scale public-domain geochemical data indicates several gold, lead, mercury and copper anomalies in an around the northern Cajamarca applications.

The Ibague project consists of two applications totaling 7.1 sq. mi (18.4 sq. km) and the Fresno project consist of one application covering 7.6 sq. mi (19.6 sq. km).  Ibague and Fresno both have similar host rocks and igneous bodies to those found at Cajamarca but only limited regional investigations have been conducted.  Public domain data shows historic gold workings in and around the application areas.

Plans are currently underway for evaluation of the Ibague and Fresno applications. Exploration work has thus far focused on the southern half of the northern Cajamarca applications and has consisted of a regional stream sediment program, a detailed geophysical airborne magnetic survey and a rock chip sampling program.

The high-resolution airborne magnetic survey was flown on 50 m line spacing with 500 m tie lines and is currently under review and interpretation.  Preliminary results show a distinct north-east structure pattern with several interpreted buried intrusions following the same northeast trend.  Rock chip samples average 0.006 oz Au/t (0.2 g Au/t) and range from less than detectable to 0.0141 oz Au/t (0.44 g Au/t). Preliminary mapping has revealed an unmapped multiphase intrusive breccia with very fine-grained disseminated pyrite. To date, 71 stream sediment samples and 24 stream pan concentrates have been taken on the Cajamarca project.  Four anomalous drainages have been identified and will be investigated with a more detailed follow-up sampling program.

Santander

The Santander project consists of two applications covering 23.9 sq. mi (61.9 sq. km). The geologic setting at Santander consists of meta-sediments with localized alterations halos dominated by quartz veinlets, irregular breccias, fine-grained sulfides and magnetite.

The Santander applications are located 5.6 mi (9 km) northeast and 11.2 mi (18 km) southwest of Greystar’s Angostura gold deposit (9.8 million ounce) and 6.2 miles (10 km) northeast and 11.8 miles (19 km) southwest of Ventana’s La Bodega gold deposit (3.9 million ounce).  The applications cover both the northeast and southwest extension of La Baja Faults and Rio Cucutilla fault systems thought to be the principle mineralizing structures for the La Bodega and Angostura deposits.

Plans are currently underway for evaluation of the Santander applications. Exploration work to date consists of a streamsediment sampling program centered on drainage basins along the La Baja fault system.

Anori

The Anori project, located in the Department of Antioquia, is comprised of four applications totaling 22.64 sq. mi (58.65 sq. km). The geologic setting at Anori consists of meta-sediments and upper Cretaceous marine sediments that have been intruded by Paleozoic and Upper Cretaceous-age igneous rocks.

Mineralized zones in the Anori area are dominated by mesothermal quartz veins, veinlets and shear zones. Although no major gold deposits are located in the area of Anori, public domain data indicates a high occurrence of recent artisan mining in the area, as well as numerous historic workings on the project. Miranda’s exploration work has focused on a stream-sediment sampling program and select rock chip sampling. A total of 42 rock chip samples have been taken averaging 0.041 oz Au/t (1.271.4 g Au/t) with a range from less than detectable to 0.097 oz Au/t (3.01 g Au/t).  To date 20 stream-sediment samples have been taken on the Anori project identifying one anomalous drainage.

The data disclosed in this press release have been reviewed and verified by President & CEO Ken Cunningham, P.Geo, MSc. Geology and Quualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle USA Limited, Montezuma Mines Inc., Navaho Gold Pty Ltd., NuLegacy Gold Corporation, Piedmont Mining Company Inc., Ramelius Resources Ltd. and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.